FIRST AMENDMENT

TO THE

DISTRIBUTION AGREEMENT

THIS FIRST Amendment TO THE DISTRIBUTION AGREEMENT (this “First Amendment”) is effective as of June 1, 2021, and is made by and between Oak Associates Funds (the “Trust”), a Massachusetts business trust, and Ultimus Fund Distributors, LLC, (“Distributor”) an Ohio limited liability company, and (collectively, the “Parties”).

WHEREAS, the Parties have agreed to amend the fees in the Distribution Fee Letter;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

1.       Amendments.

(a)                Section 1.1 of the Distribution Fee Letter is hereby deleted and replaced as follows:

1.1. For the Distribution Services provided under the Distribution Agreement, the Trust or the Adviser shall pay the Distributor an annual fee of $20,000 for the first seven funds in the Trust and $5,000 for each Fund after the seventh fund in the Trust, paid in monthly installments on the first business day following the end of each month, or at such time(s) as Distributor shall request and the parties hereto shall agree.

2.       Miscellaneous.

(a)       Except as hereby amended, the Agreement shall remain in full force and effect.

(b)       This First Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this First Amendment to be executed by its duly authorized officer as of the date and year first above written.

Oak Associates Funds On behalf of all Funds listed on Schedule A to the Distribution Agreement By: ___ /s/_Charles A. Kiraly Name: Charles A. Kiraly Title: President	Ultimus Fund Distributors, LLC By: ___ /s/_Kevin M. Guerette Name: Kevin M. Guerette Title: President